[GRAPHIC OMITTED] Acergy

NEWS RELEASE

                   Acergy S.A. Share Buyback - March 10, 2008

London,  England - March 10, 2008 - Acergy S.A.  (NASDAQ  NM:  ACGY;  Oslo Stock
Exchange: ACY) advises that it has today purchased an additional 381,050 of its common shares at an average price of NOK 113.63 per share. The shares were purchased in accordance with its share repurchase programme previously announced on September 11, 2006.

The shares have been acquired on the Oslo Stock Exchange and were purchased in the market according to the authority granted by the Board.

As of today's date Acergy has reissued 3,054,243 treasury shares. As a result of this transaction and delivering treasury shares to satisfy options exercises, Acergy S.A. holds directly 7,771,782 of its own shares, representing 3.99% of the total outstanding shares, as well as indirectly holding 879,121 shares representing 0.45% of the total outstanding shares.

********************************************************************************
Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
********************************************************************************

Contacts:
Karen Menzel
Acergy S.A.
+44 (0)20 7290 1744
karen.menzel@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com